SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on October 14th and 15th, 2020 drawn up in summary form

1.	Date, Time and Venue. Starting on October 14th, 2020, at 1:00 p.m. and closing on August 15th, 2020, at 4:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Milton Seligman, Luis Felipe Pedreira Dutra Leite, Cecília Sicupira, Roberto Moses Thompson Motta, Antonio Carlos Augusto Ribeiro Bonchristiano, Nelson José Jamel, Vicente Falconi Campos and Marcos de Barros Lisboa. Justified absence of Mr. José Heitor Attilio Gracioso.

3.            Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.       Nomination of Executive Officer and Ratification of the Composition of the Board of Executive Officers:

4.1.1.       Considering the fulfillment of the legal formalities for issuing visas and registration, as well as article 21, item “d”, of the Company's bylaws, to elect Mr. Pablo Firpo, Argentine, economist, bearer of RNE n. F2855379, registered with CPF/ME under no. 065.810.547-71, with office in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1.017, 3rd floor, Itaim Bibi, to the position of Non-Alcoholic Beverages Vice President Officer of the Company, replacing Mr. Eduardo Braga Cavalcanti de Lacerda, who will no longer cumulate such position and will remain as Commercial Vice-President Officer, effective as of October 15th, 2020.

Mr. Pablo Firpo will have a term of office until December 31st, 2021, and will be sworn in the position upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming there is no impediment to his election to the Company’s Board of Executive Officers, as provided by law.

The Company's Board of Executive Officers will have the composition indicated in Exhibit I as of October 15th, 2020.

4.1.2.        Ratify the Marketing Vice-President Officer, Mr. Daniel Wakswaser Cordeiro, took office on October 1st, 2020, a position for which he was elected at the Board of Directors meeting held on August 24th and 25th, 2020.

5.	Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, October 15th, 2020.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Luis Felipe Pedreira Dutra Leite
/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Vicente Falconi Campos
/s/ Roberto Moses Thompson Motta	/s/ Nelson José Jamel /s/ Letícia Rudge Barbosa Kina Secretary

EXHIBIT I

Composition of the Board of Executive Officers as from October 15th, 2020

(unified term of office until December 31st, 2021)

(i)	Mr. Jean Jereissati Neto, as “Chief Executive Officer”;
(ii)	Mr. Lucas Machado Lira, as “Chief Financial, Investor Relations and Shared Services Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial Vice President Officer”;
(iv)	Mr. Daniel Cocenzo, as “Sales Vice President Officer”;
(v)	Mr. Daniel Wakswaser Cordeiro, as “Marketing Vice President Officer”,
(vi)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(vii)	Mr. Maurício Nogueira Soufen, as “Industrial Vice President Officer”;
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mrs. Letícia Rudge Barbosa Kina, as “Legal Vice President Officer”;
(x)	Mr. Ricardo Gonçalves Melo, as “Corporate Affairs and Compliance Vice President Officer”;
(xi)	Mr. Rodrigo Figueiredo de Souza, as “Procurement Vice President Officer”;
(xii)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”; and
(xiii)	Mr. Pablo Firpo, as “Non-Alcoholic Beverages Vice President Officer”.

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2020

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer